UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

iQIYI, Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

46267X 108

(CUSIP Number)

Herman Yu, Chief Financial Officer

Telephone: +(86 10) 5992-8888

Email: ir@baidu.com

Facsimile: +(86 10) 5992-0000

Baidu Campus

No. 10 Shangdi 10th Street,

Haidian District, Beijing 100085

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46267X 108

1	NAME OF REPORTING PERSONS Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,934,724,727(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,934,724,727(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,724,727(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8% of the total ordinary shares*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 58,333,331 Class A ordinary shares, in the form of ADS and 2,876,391,396 Class B ordinary shares of the Issuer directly held by Baidu Holdings Limited.
(2)	The beneficial ownership percentage of the total ordinary shares is calculated based on 2,114,341,283 Class A ordinary shares outstanding as reported in the Issuer’s Prospectus filed under Rule 424(b)(4) filed with the Securities and Exchange Commission on March 29, 2018 and 2,876,391,396 Class B ordinary shares outstanding as of April 12, 2018. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class B ordinary shares beneficially owned by Baidu Holdings Limited represent approximately 93.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	NAME OF REPORTING PERSONS Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,934,724,727(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,934,724,727(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,724,727(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8% of the total ordinary shares*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 58,333,331 Class A ordinary shares, in the form of ADS and 2,876,391,396 Class B ordinary shares of the Issuer directly held by Baidu Holdings Limited.
(2)	The beneficial ownership percentage of the total ordinary shares is calculated based on 2,114,341,283 Class A ordinary shares outstanding as reported in the Issuer’s Prospectus filed under Rule 424(b)(4) filed with the Securities and Exchange Commission on March 29, 2018 and 2,876,391,396 Class B ordinary shares outstanding as of April 12, 2018. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class B ordinary shares beneficially owned by Baidu Holdings Limited represent approximately 93.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of iQIYI, Inc., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing 100080 People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing 7 Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the ticker symbol “IQ.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share of the Issuer (the “Class B Ordinary Shares”).

Item 2.	Identity and Background.

This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act by Baidu, Inc., a Cayman Islands exempted company, and Baidu Holdings Limited, a British Virgin Islands company and a direct subsidiary of Baidu, Inc. (“Baidu Holdings,” and together with Baidu, Inc., the “Reporting Persons”).

The principal business of the Reporting Persons is to provide Internet search and other services to users and operate platforms that allow businesses to reach potential customers. The address of the principal office of Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China. The address of the principal office of Baidu Holdings is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

The information required by General Instruction C to Schedule 13D with respect to (i) the directors and executive officers of Baidu, Inc. is listed on Schedule A hereto and (ii) the directors and executive officers of Baidu Holdings is listed on Schedule B hereto and, in each case, is incorporated herein by reference.

During the last five years, none of the Reporting Persons and the persons listed on Schedule A and Schedule B hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto.

Item 3.	Source and Amount of Funds or Other Considerations

On February 12, 2018, the Issuer entered into a share purchase agreement with Baidu Holdings, pursuant to which the Issuer agreed to issue to Baidu Holdings an aggregate of 36,860,691 Class B ordinary shares. The transaction was completed on April 12, 2018. As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu Holdings agreed to (i) undertake certain non-compete obligations towards the Issuer with respect to the online movie ticket and show ticket booking business of Baidu Holdings and its affiliates, (ii) direct user traffic related to such ticket business to the Issuer, (iii) provide the Issuer with technological support with respect to its ticket booking business, (iv) license certain domain names and certain intellectual property rights to the Issuer and (v) enter into a ticket business cooperation agreement with the Issuer, which was signed concurrently on February 12, 2018.

The foregoing description of the share purchase agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the share purchase agreement, which is filed as Exhibit 10.64 of the Issuer’s Registration Statement on Form F-1 (File No. 333-223263) filed with the Securities and Exchange Commission on February 27, 2018, and which is incorporated herein by reference, and the ticket business cooperation agreement dated as of February 12, 2018 by and between the Issuer and Baidu Holdings, which is filed as Exhibit 10.65 of the Issuer’s Registration Statement on Form F-1 (File No. 333-223263) filed with the Securities and Exchange Commission on February 27, 2018.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date hereof, (i) Baidu Holdings beneficially owns 2,934,724,727 Ordinary Shares (including 58,333,331 Class A Ordinary Shares, in the form of ADS and 2,876,391,396 Class B Ordinary Shares) or 58.8% of the issued and outstanding Ordinary Shares and (ii) Baidu, Inc., because of its position as the sole shareholder of Baidu Holdings, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 2,934,724,727 Ordinary Shares (including 58,333,331 Class A Ordinary Shares, in the form of ADS and 2,876,391,396 Class B Ordinary Shares) or 58.8% of the issued and outstanding Ordinary Shares.

(b)    As of the date hereof, each of Baidu Holdings and Baidu, Inc. has sole power to vote or to direct the voting and to dispose or to direct the disposition of the shares beneficially owned by it as specified in Item 5(a) above.

(c)    The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d)    No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated as of April 20, 2018, by and between Baidu Holdings Limited and Baidu, Inc.

99.2	Share Purchase Agreement dated February 12, 2018 by and between iQIYI, Inc. and Baidu Holdings Limited (incorporated by reference to Exhibit 10.64 of the Issuer’s Registration Statement on Form F-1 (File No. 333-223263) filed with the Securities and Exchange Commission on February 27, 2018)

99.3	English translation of Ticket Business Cooperation Agreement dated February 12, 2018 by and between Baidu Holdings Limited and iQIYI, Inc. (incorporated by reference to Exhibit 10.65 of the Issuer’s Registration Statement on Form F-1 (File No. 333-223263) filed with the Securities and Exchange Commission on February 27, 2018)

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 20, 2018

Baidu Holdings Limited

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

SCHEDULE A

Directors and Executive Officers of Baidu, Inc.

The business address of each of the following directors and executive officers is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
Qi Lu	USA
James Ding	Hong Kong
Yuanqing Yang	PRC
Brent Callinicos	USA

Executive Officers:

Name	Title	Citizenship
Robin Yanhong Li	Chairman and Chief Executive Officer	PRC
Qi Lu	Vice Chairman, Group President and Chief Operating Officer	USA
Herman Yu	Chief Financial Officer	USA
Lee Liu	Senior Vice President	PRC
Hailong Xiang	Senior Vice President	PRC
Ya-Qin Zhang	President, New Business	USA

SCHEDULE B

Directors and Executive Officers of Baidu Holdings Limited

The business address of each of the following directors is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
Herman Yu	USA

Executive Officers:

N/A